UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SPLUNK INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

848637104

(CUSIP Number)

Arrie R. Park

Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, California 94105

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Corporate Investors X, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 7.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Investors X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Splunk Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 270 Brannan Street, San Francisco, California 94107.

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of H&F Corporate Investors X, Ltd. (“H&F X”), Hellman & Friedman Investors X, L.P. (“H&F Investors X”), Hellman & Friedman Capital Partners X, L.P. (“HFCP X”), H&F Shadowfax Holdings GP, LLC (“Shadowfax Holdings GP”) and H&F Shadowfax Holdings, L.P. (“Shadowfax Holdings” and together with H&F X, H&F Investors X, HFCP X and Shadowfax Holdings GP, the “Reporting Persons”).

H&F X is a Cayman Islands limited company whose principal business is serving as the general partner of H&F Investors X as well as other partnerships. H&F Investors X is a Cayman Islands limited partnership whose principal business is serving as the general partner of HFCP X as well as other partnerships. HFCP X is a Cayman Islands limited partnership whose principal business is investing in securities. Shadowfax Holdings GP is a Delaware limited liability company whose principal business is serving as the general partner of Shadowfax Holdings. Shadowfax Holdings is a Delaware limited partnership whose principal business is investing in securities. The principal office of each of the Reporting Persons is located at 415 Mission Street, Suite 5700, San Francisco, CA 94105.

The Directors of H&F X are Philip U. Hammarskjold, David R. Tunnell and Allen R. Thorpe. Current information concerning the identity and background of each director of H&F X is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

Shadowfax Holdings purchased the securities reported herein as beneficially owned for a total purchase price of approximately $1,384,275,162 (excluding commissions). The source of funds for such purchases were from capital contributions from its investors.

Item 4. Purpose of Transaction

The Reporting Persons are supportive stockholders of the Issuer and acquired the securities reported herein based on the view that such shares are undervalued relative to the Issuer’s intrinsic value. The Reporting Persons believe the Issuer is a market leading software platform with tremendous long-term growth potential and would like to support the Issuer in its efforts to create stockholder value.

The Reporting Persons expect to evaluate and/or engage in discussions with directors, officers and members of management of the Issuer from time to time covering a range of topics concerning their investment, including without limitation, those related to the business, operations, strategy, plans and prospects of the Issuer, certain acquisition, investment and/or divestiture opportunities that may be available to the Issuer, extraordinary corporate transactions (including, but not limited to, a merger, reorganization or liquidation), corporate governance matters, executive leadership, and board composition (including the appointment of a designee of the Reporting Persons on the board of directors of the Issuer if requested by the Issuer), a material change in the capitalization or dividend policies, or other material changes in the Issuer’s business or corporate structure. Additionally, the Reporting Persons may evaluate and have discussions with such persons regarding potentially providing financing in order to facilitate the Issuer in pursuing attractive acquisition and/or investment opportunities should they arise. The Reporting Persons may also have similar conversations with other stockholders, securityholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. Furthermore, without limitation, the Reporting Persons may also evaluate and discuss other ideas, that if effected, may relate to, or result in, any other matter listed in Items 4(a)-(j) of Schedule 13D.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, but not limited to, the Reporting Persons ongoing evaluation of its investment in such securities, the Issuer’s financial position and strategic direction, price levels of the Common Stock, prevailing conditions in the securities and other markets, applicable laws and regulations applicable to the Issuer and/or other companies in its industries, contractual restrictions applicable to the Issuer and/or its subsidiaries, other investment opportunities and/or liquidity requirements of such Reporting Person and/or other investment and/or tax considerations, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, directly or indirectly (including through derivative instruments) acquire or cause affiliates to acquire additional shares of Common Stock or other securities or associated rights of the Issuer or securities exercisable for or convertible into Common Stock (including any combination or derivative thereof), and in connection with the acquisitions described in this Schedule 13D, the Reporting Persons have evaluated and will continue to evaluate the possibility of acquiring additional shares of Common Stock. Additionally, without limiting the foregoing, each of the Reporting Persons may, from time to time, directly or indirectly (including though derivative instruments), dispose of any or all of its shares of Common Stock or other securities or associated rights of the Issuer or securities exercisable for or convertible into Common Stock (including any combination or derivative thereof) (including, without limitation, distributing some or all of such securities or associated rights to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) or engage in hedging or similar transactions with respect to securities of the Issuer, including but not limited to, swaps and other derivative instruments, in each case depending upon a variety of factors.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 6 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Persons beneficially own an aggregate of 11,909,197 shares of Common Stock, which are all held by Shadowfax Holdings, for an aggregate beneficial ownership of 7.5% of the Common Stock outstanding, based on 158,787,176 shares of Common Stock outstanding as of November 24, 2021, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on December 2, 2021.

Each of H&F X (as the general partner of H&F Investors X), H&F Investors X (as the general partner of HFCP X), HFCP X (as managing member of Shadowfax Holdings GP) and Shadowfax Holdings GP (as general partner of Shadowfax Holdings), may also be deemed to beneficially own some or all of the shares of Common Stock reported herein.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein. The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

(c) Except as set forth in this Schedule 13D and Annex B, none of the Reporting Persons have effected any transaction with respect to the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the Reporting Persons have no contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

H&F CORPORATE INVESTORS X, LTD.

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS X, L.P.

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS X, L.P.

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

[Schedule 13D Signature Page]

H&F SHADOWFAX HOLDINGS GP, LLC

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS, L.P.

By:	H&F Shadowfax Holdings GP, LLC
Its:	General Partner

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

[Schedule 13D Signature Page]

Annex A

Directors of H&F Corporate Investors X, Ltd.

Set forth below is the name and principal occupation of each of the directors of H&F Corporate Investors X, Ltd. Each of the following individuals is a United States citizen. The business address of each director is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, CA 94105.

Name	Principal Occupation
Philip U. Hammarskjold	Private Equity Investor, Hellman & Friedman LLC (“H&F”)

David R. Tunnell	Private Equity Investor, H&F

Allen R. Thorpe	Private Equity Investor, H&F

Annex B

Transactions in the past 60 Days by Shadowfax Holdings, L.P.:

Purchase Date	Nature of Transaction	Date of Settlement of Swap	Number of Shares Purchased	Weighted Avg. Price Per Share (Excluding Commissions)	Price Range of Open Market Purchases
					Low Price	High Price
2/24/2022	Open Market Purchase	N/A	188,927	$113.128	$112.525	$113.470
2/24/2022	Open Market Purchase	N/A	331,295	$114.652	$113.925	$114.910
2/24/2022	Open Market Purchase	N/A	500	$115.730	$115.730	$115.730
2/24/2022	Open Market Purchase	N/A	255,216	$116.249	$116.060	$116.675
2/24/2022	Open Market Purchase	N/A	832,304	$117.296	$116.725	$117.660
2/24/2022	Open Market Purchase	N/A	26,550	$117.798	$117.685	$118.625
2/24/2022	Open Market Purchase	N/A	233,301	$119.015	$118.655	$119.595
2/24/2022	Open Market Purchase	N/A	15,907	$119.943	$119.665	$120.200
2/23/2022	Open Market Purchase	N/A	273,335	$116.370	$115.640	$116.630
2/23/2022	Open Market Purchase	N/A	1,091,681	$117.183	$116.635	$117.500
2/22/2022	Open Market Purchase	N/A	82,300	$113.304	$113.110	$113.955
2/22/2022	Open Market Purchase	N/A	335,890	$114.893	$114.210	$115.200
2/22/2022	Open Market Purchase	N/A	403,587	$115.791	$115.210	$116.190
2/22/2022	Open Market Purchase	N/A	58,211	$116.244	$116.195	$116.280
1/26/2022	Open Market Purchase	N/A	151,832	$112.973	$112.165	$113.155
1/26/2022	Open Market Purchase	N/A	28,403	$113.356	$113.160	$114.040
1/26/2022	Open Market Purchase	N/A	5,212	$114.616	$114.180	$115.170
1/26/2022	Open Market Purchase	N/A	4,662	$115.524	$115.190	$116.110
1/26/2022	Open Market Purchase	N/A	4,891	$116.833	$116.240	$117.000
1/25/2022	Open Market Purchase	N/A	314,879	$116.112	$115.550	$116.540
1/25/2022	Open Market Purchase	N/A	147,314	$116.751	$116.545	$116.990
1/24/2022	Open Market Purchase	N/A	40,820	$114.852	$114.500	$115.470
1/24/2022	Open Market Purchase	N/A	3,777	$115.875	$115.700	$116.000
1/24/2022	Open Market Purchase	N/A	403	$121.290	$121.290	$121.290
1/21/2022	Open Market Purchase	N/A	3,954	$115.807	$115.380	$116.370
1/21/2022	Open Market Purchase	N/A	215,265	$116.969	$116.375	$117.365
1/21/2022	Open Market Purchase	N/A	116,679	$117.734	$117.370	$118.360
1/21/2022	Open Market Purchase	N/A	188,102	$118.775	$118.365	$119.340
1/20/2022	Open Market Purchase	N/A	265,512	$118.135	$117.960	$118.950
1/20/2022	Open Market Purchase	N/A	11,488	$119.588	$119.030	$119.970
1/14/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	31,000	$120.773
1/13/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	1,053,000	$120.082
1/12/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	611,108	$120.727
1/11/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	92,892	$118.553

1/10/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	320,000	$113.385
1/7/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	160,000	$114.569
1/6/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	200,000	$113.456
1/5/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	1,000,000	$113.665
1/4/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	712,000	$114.192
1/3/2022	Purchase of Physically Settled Total Return Swap	1/20/2022	183,629	$115.978

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased in the open market at each separate price within the price ranges set forth on the table above.